CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2012

(Unaudited)

(Expressed in thousands of Canadian Dollars, unless otherwise stated)

GREAT BASIN GOLD LTD.
Consolidated Statements of Loss
Expressed in thousands of Canadian dollars, except per share data

		Three months ended		Nine months ended
		September 30		September 30
	Note	2012	2011	2012	2011
		$ '000	$ '000	$ '000	$ '000

Revenue		38,436	46,673	104,180	129,754

Cost of operations
Production cost		(34,425)	(29,965)	(93,690)	(72,933)
Depletion charge		(2,027)	(1,407)	(4,224)	(4,397)
Depreciation charge		(2,964)	(5,030)	(8,365)	(12,228)

Expenses
Exploration expenses		(1,572)	(1,260)	(6,291)	(7,604)
Pre-development expenses		(5,033)	(6,287)	(14,784)	(13,712)
Corporate and administrative cost		(1,273)	(1,966)	(4,319)	(6,418)
Environmental impact study		(397)	(722)	(1,279)	(1,647)
Foreign exchange gain (loss) - net		5,261	(5,105)	4,838	(1,928)
Salaries and compensation
Salaries and wages		(598)	(1,918)	(5,173)	(6,428)
Share based payments expense	12 (c)	(1,152)	(1,013)	(3,928)	(4,028)
Severance cost		(6,907)	–	(6,907)	–
Professional fees		(3,617)	–	(3,617)	–
Loss from operating activities		(16,268)	(8,000)	(43,559)	(1,569)
Interest expense		(30,914)	(5,980)	(45,277)	(17,177)
Interest income		375	396	1,223	1,189
Net interest expense		(30,539)	(5,584)	(44,054)	(15,988)
Loss from operating activities after net interest		(46,807)	(13,584)	(87,613)	(17,557)
Impairment of loan due from related party	6	(2,395)	–	(6,395)	–
Impairment of mineral property	7	(24,746)	–	(24,746)	–
Loss on derivative instruments - net		(15,199)	(19,814)	(7,589)	(36,019)
Loss before income taxes		(89,147)	(33,398)	(126,343)	(53,576)
Income tax expense		(459)	(589)	(3,023)	(1,803)
Net loss for the period		(89,606)	(33,987)	(129,366)	(55,379)

Basic and diluted loss per share		(0.16)	(0.07)	(0.25)	(0.12)

Weighted average number of common shares outstanding (thousands)		552,436	473,856	527,059	453,501

The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Comprehensive Loss
Expressed in thousands of Canadian dollars

		Three months ended		Nine months ended
		September 30		September 30
	Note	2012	2011	2012	2011
		$ '000	$ '000	$ '000	$ '000

Net loss for the period		(89,606)	(33,987)	(129,366)	(55,379)

Other comprehensive loss
Changes in fair value of financial instruments	8	(1,490)	–	(1,490)	–
Cumulative translation adjustment		(31,595)	(56,401)	(37,941)	(86,357)
Other comprehensive loss for the period		(33,085)	(56,401)	(39,431)	(86,357)

Comprehensive loss for the period		(122,691)	(90,388)	(168,797)	(141,736)

The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Financial Position
Expressed in thousands of Canadian dollars

		September 30	December 31
	Note	2012	2011
		$ '000	$ '000
Assets
Current assets
Cash and cash equivalents		9,122	25,749
Trade and other receivables		6,827	14,060
Inventories	5	22,516	19,694
Other current assets		3,069	2,404
		41,534	61,907
Non-current assets
Inventories	5	6,069	7,998
Loan due from related party	6	-	3,784
Property, plant and equipment	7	716,415	720,213
Available-for-sale financial assets	8	4,956	-
Financial assets at fair value through profit or loss	9	2,064	-
Other assets		6,910	5,327
Deferred income tax assets		49,383	51,081
Total assets		827,331	850,310

Liabilities
Current liabilities
Trade and other payables		92,850	56,038
Current portion of long term debt	10	325,311	20,371
Current portion of other liabilities	11	39,901	3,050
		458,062	79,459
Non-current liabilities
Long term debt	10	-	262,075
Other liabilities	11	-	31,197
Site reclamation obligations		5,794	6,011
Total liabilities		463,856	378,742

Equity
Share capital	12 (b)	883,160	833,643
Warrants	12 (b)	4,324	-
Contributed surplus		90,200	83,337
Accumulated other comprehensive loss		(113,195)	(73,764)
Deficit		(501,014)	(371,648)
Total equity		363,475	471,568

Total liabilities and equity		827,331	850,310

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Lourens van Vuuren	/s/ Ronald W. Thiessen
Lourens van Vuuren	Ronald W. Thiessen
Interim Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2012 and 2011
Expressed in thousands of Canadian dollars

				Accumulated
				other
			Contributed	comprehensive
	Share capital	Warrants	surplus	loss	Deficit	Total
	$'000	$'000	$'000	$'000	$'000	$'000

Balance - January 1, 2012	833,643	-	83,337	(73,764)	(371,648)	471,568
Comprehensive loss for the period	-	-	-	(39,431)	(129,366)	(168,797)
Net loss for the period	-	-	-	-	(129,366)	(129,366)
Other comprehensive loss	-	-	-	(39,431)	-	(39,431)
Employee share options
Value of services recognized (note 12(c))	-	-	6,863	-	-	6,863
Proceeds on issuance of units in public offering (net of transaction costs) (note 12(b))	49,517	4,324	-	-	-	53,841
Balance - September 30, 2012	883,160	4,324	90,200	(113,195)	(501,014)	363,475

Balance - January 1, 2011	709,449	6,108	77,676	26,395	(353,911)	465,717
Comprehensive loss for the period	-	-	-	(86,357)	(55,379)	(141,736)
Net loss for the period	-	-	-	-	(55,379)	(55,379)
Other comprehensive loss	-	-	-	(86,357)	-	(86,357)
Employee share options
Value of services recognized (note 12(c))	-	-	6,599	-	-	6,599
Proceeds on issuing shares	7,288	-	(2,732)	-	-	4,556
Warrants
Proceeds on issuing shares	35,393	(6,053)	-	-	-	29,340
Proceeds on issuance of shares in public offering (net of transaction costs)	81,175	-	-	-	-	81,175
Other	163	-	-	-	-	163
Balance - September 30, 2011	833,468	55	81,543	(59,962)	(409,290)	445,814

The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
Expressed in thousands of Canadian dollars

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
	$ '000	$ '000	$ '000	$ '000
Operating activities
Loss for the period	(89,606)	(33,987)	(129,366)	(55,379)
Items not involving cash
Production non-cash charges	8,777	1,111	10,625	2,078
Depletion	2,027	1,407	4,224	4,397
Depreciation	1,076	5,198	8,806	12,752
Exploration non-cash charges	4	30	34	121
Pre-development non-cash charges	184	290	703	665
Unrealized foreign exchange (gain) loss	(5,813)	6,139	(5,620)	2,881
Share based payments expense	1,152	1,013	3,928	4,028
Impairment of loan due from related party	2,395	–	6,395	–
Impairment of mineral property	24,746	–	24,746	–
Loss on derivative instruments - net	15,199	19,661	7,589	35,882
Share donation	–	–	–	163
Adjusted for
Interest expense	30,914	5,980	45,277	17,177
Interest income	(375)	(396)	(1,223)	(1,189)
Changes in non-cash operating working capital
Trade and other receivables	(21)	216	6,816	(362)
Other current assets	(2,186)	(1,649)	(777)	(1,068)
Inventories	2,600	(1,522)	(8,522)	(9,232)
Trade and other payables	18,617	6,793	40,187	11,643
Net cash generated from operating activities	9,690	10,284	13,822	24,557

Investing activities
Advance to related party	–	–	(1,727)	(1,468)
Purchase of property, plant and equipment	(24,379)	(36,630)	(85,831)	(129,821)
Interest income	69	138	279	460
Reclamation deposits	(901)	(252)	(1,671)	(712)
Net cash utilized by investing activities	(25,211)	(36,744)	(88,950)	(131,541)

Financing activities
Common shares and warrants issued for cash, net of issue costs	(4)	12,615	53,841	115,070
Proceeds on issuance of debt	9,017	–	29,003	68,810
Repayment of debt	442	(15,968)	(14,304)	(71,723)
Interest expense	(1,163)	(1,516)	(10,510)	(10,556)
Net cash generated from (utilized by) financing activities	8,292	(4,869)	58,030	101,601

Decrease in cash and cash equivalents	(7,229)	(31,329)	(17,098)	(5,383)
Cash and cash equivalents, beginning of period	16,655	38,771	25,749	12,855
Foreign exchange movement on cash and cash equivalents	(304)	(920)	471	(950)
Cash and cash equivalents, end of period	9,122	6,522	9,122	6,522

Refer note 13 of the notes to the consolidated financial statements for supplementary information to the cash flow statement.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

1.	General information

Great Basin Gold Ltd. is incorporated under the laws of the Province of British Columbia and its registered address is 1108-1030 West Georgia Street, Vancouver BC, Canada. Great Basin Gold Ltd., including its subsidiaries (“Great Basin” or “the Company”), is a mineral exploration and development company with two operating assets, both in the production build-up phase, the Hollister Project on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Goldfields in South Africa. Over and above the exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

Due to delays experienced in the Burnstone production ramp-up which have caused liquidity challenges for the Company, a special committee of directors was formed to pursue a strategic review process with the objective to alleviate these strains by exploring alternatives which include possible asset divestitures, refinancing and/or other financial restructuring. The Company made a Companies Creditors Arrangement Act (“CCAA”) filing on September 19th, 2012 (Vancouver Registry 126583) following the business rescue (“BR”) proceedings for the Burnstone mine that commenced September 14, 2012 as a result of the termination of all development and production activities at the mine on September 11, 2012. CCAA is a Canadian insolvency statute which will allow the Company a period of time to seek buyers and partners for its two gold mining projects and/or corporate level financiers in an effort to restructure the Company.

Operating results for the three and nine month periods ended September 30, 2012 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2012. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

2.	Basis of preparation

The interim consolidated financial statements for the three and nine months ended September 30, 2012 have been prepared in accordance with IAS34, Interim financial reporting. The condensed interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The working capital deficit at September 30, 2012 as well as the insolvency filings in South Africa and Canada, indicates an uncertainty which may cast substantial doubt about the company's ability to continue as a going concern. See note 15 which details the strategic alternatives being considered by management together with managements’ basis for continuing to adopt the going concern assumption as a basis for preparing the interim consolidated financial statements.

3.	Accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. Accordingly, they should be read in conjunction with the Company’s most recent annual financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

3.	Accounting policies (continued)

The policies applied in these condensed consolidated financial statements are based on IFRS issued and outstanding as of November 12, 2012, the date the Board of Directors approved the financial statements.

Accounting standards and amendments issued but not yet adopted

Refer to note 2 of the Company’s most recent annual financial statements for a comprehensive listing of revised standards and amendments which are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

4.	Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2011. In addition, see note 15 which details the strategic alternatives being considered by management together with managements' basis for continuing to adopt the going concern assumption as a basis for preparing the interim consolidated financial statements.

5.	Inventories

	September 30	December 31
	2012	2011
	$‘000	$‘000
Stores and materials	4,797	4,699
Unprocessed ore	3,346	2,437
Precious metals in process	20,442	20,556
	28,585	27,692
Non-current	6,069	7,998
Current	22,516	19,694
	28,585	27,692

Cost of operations recognized in the statement of income consists of direct and indirect mining costs, overhead costs, royalties, depreciation of mining equipment and depletion of mineral properties. The Company recognized cost of inventories of $39 million (2011: $36 million) and $106 million (2011: $90 million) as cost of operations expenses during the three and nine months ended September 30, 2012 respectively.

Inventories including unprocessed ore and precious metals in process of $2.7 million are carried at net realizable value (2011: $nil). Non-current inventories comprise of gold in lock-up in metallurgical plants which are expected to be realized upon plant clean-up or dismantling.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

6.	Related party balances and transactions

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received.

Loan due from related party

	September 30	December 31
	2012	2011
	$’000	$’000
Balance, beginning of the period	3,784	13,372
Cash advances	1,727	4,506
Interest earned	944	1,000
Impairment provision	(6,395)	(13,680)
Foreign exchange	(60)	(1,414)
Balance, end of the period	-	3,784

In 2007 the Company completed a series of transactions in order to achieve compliance with South Africa’s post-apartheid legislation designed to facilitate participation by historical disadvantages South Africans (“HDSAs”) in the mining industry. This legislation is reflected in the South African Mining Charter and required the Company to achieve a target of 26% ownership by HDSA in the Company’s South African projects by 2014. In order to comply with these requirements, Tranter Burnstone (Pty) Ltd (“Tranter”), an HDSA company, acquired 19,938,650 Great Basin treasury common shares for $38 million (ZAR260 million) which, because it involved indirect economic participation in both the Hollister and Burnstone projects, was deemed equivalent to a 26% interest in Burnstone. Tranter borrowed ZAR200 million ($27 million) from Investec Bank Ltd (“Investec”), a South African bank, to partly fund the purchase of the shares and the Company gave a loan guarantee in favour of Tranter limited of ZAR140 ($16.6 million) million. A loan of $16.2 million (ZAR 136.4 million) was advanced to Tranter under the guarantee agreement to enable Tranter to meet its payment obligation to Investec.

As a result of this loan the remaining guarantee available, as at September 30, 2012, is $0.4 million (ZAR3.6 million) (2011: $2.2 million (ZAR17 million)) (refer note 11).

Any advances to Tranter are due to be repaid in installments from 2014 to 2017, with interest accruing at the South African prime interest rate plus 2%. Security for any advances made includes a second charge against any shares of the Company held by Tranter (second to Investec).

The fair value of the security, based on the prolonged decline in the Company's share price, was deemed inadequate and the Company raised a fair value impairment provision of $2.4 million (ZAR19.7 million) and $6.4 million (ZAR51.3 million) during the three and nine months ended September 30, 2012 respectively. These are in addition to the $13.7 million (ZAR100 million) impairment provision raised against the loan to provide for its exposure to potential future repayment losses in quarter 4 of 2011.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

7.	Property, plant and equipment

				Assets
	Mineral	Mine	Mine	under	Other
	properties	infrastructure	equipment	construction	assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Period ended September 30, 2012
At January 1, 2012	164,854	460,320	40,131	47,141	7,767	720,213
Additions	-	48,427	298	42,852	155	91,732
Disposal	-	-	(824)	-	-	(824)
Transfers	(9,565)	3,220	2,630	(5,948)	98	(9,565)
Impairment	(24,746)	-	-	-	-	(24,746)
Depletion and
depreciation	(4,751)	(5,197)	(8,965)	-	(1,076)	(19,989)
Foreign exchange differences	(5,607)	(28,353)	(1,854)	(4,211)	(381)	(40,406)
At September 30, 2012	120,185	478,417	31,416	79,834	6,563	716,415
At September 30, 2012
Cost	144,705	493,514	62,606	79,834	11,618	792,277
Accumulated depreciation	(24,520)	(15,097)	(31,190)	-	(5,055)	(75,862)
Net book value	120,185	478,417	31,416	79,834	6,563	716,415

Year ended December 31, 2011
At January 1, 2011	182,992	23,064	44,399	435,255	9,664	695,374
Additions	85	389	11,443	138,151	898	150,966
Transfers	-	482,985	-	(482,985)	-	-
Depletion and depreciation	(5,354)	(9,103)	(9,634)	-	(1,508)	(25,599)
Foreign exchange differences	(12,869)	(37,015)	(6,077)	(43,280)	(1,287)	(100,528)
At December 31, 2011	164,854	460,320	40,131	47,141	7,767	720,213
At December 31, 2011
Cost	185,404	470,913	64,460	47,141	11,959	779,877
Accumulated depreciation	(20,550)	(10,593)	(24,329)	-	(4,192)	(59,664)
Net book value	164,854	460,320	40,131	47,141	7,767	720,213

Depletion of $2.4 million relating to stockpiled tons and ounces in process was capitalized to the value of the unprocessed ore and precious metals in process at September 30, 2012 (2011: $1.7 million) (refer note 5).

Mineral properties of $109 million consisting of the Hollister, Esmeralda and Burnstone properties and fixed assets of $596 million have been pledged as security for the term loans (refer note 10(a) and 10(b)).

Mining equipment includes leased assets with net book values as set out below. These assets are pledged as security for the related finance leases (refer note 10).

	September 30	December 31
	2012	2011
	$’000	$’000
Cost	138	5,451
Accumulated depreciation	(16)	(981)
Net book value	122	4,470

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

7.	Property, plant and equipment (continued)

The Company entered into an agreement in June 2011 whereby it granted Shanta Gold Limited (“Shanta”) the option, following the fulfillment of the conditions precedent, to acquire an 80% interest in the Company’s wholly-owned subsidiary, Shield Resources Limited (“Shield”), who is the holder of various prospecting licenses in the Lupa region of Tanzania.

In consideration for providing Shanta with the exclusive right to acquire the shares in Shield, Shanta issued 12,368,584 ordinary shares and 12,368,584 Shanta warrants to the Company. Furthermore Shanta has to fund a US$12 million exploration program, spread over a period of 3 years ending December 31, 2014 and make additional payments depending on the number of gold ounce resources discovered. Shanta will acquire the 80% equity interest in Shield upon the completion of the exploration program.

Conditions precedent to affect the transaction were satisfied by August 22, 2012. The Company recorded its investment in Shanta shares and warrants, at fair values of $6.4 million and $3.2 million respectively, against mineral properties on the effective date (refer note 8 and 9).

Mineral properties relating to the Company’s Tanzanian assets were impaired following the CCAA filing on September 19, 2012. The Company previously valued these properties based on the assumption that further exploration will be conducted by the Company which will allow for a value increase in these assets. Given the liquidity challenges the Company is facing, it is unable to continue with this valuation method. A valuation based on the estimated disposal value of the mineral properties resulted in the $24.7 million impairment loss being recognized.

8.	Available-for-sale financial assets

	September 30	December 31
	2012	2011
	$’000	$’000
Balance, beginning of the period	-	-
Fair value upon addition	6,384	-
Unrealized fair value loss	(1,490)	-
Foreign exchange	62
Balance, end of the period	4,956	-

Shanta, a mineral resources and exploration company with operations in Africa, is a publicly traded company on the AIM market of the London Stock Exchange. The Company received 12,368,584 shares as partial consideration for providing Shanta with the exclusive right to acquire the shares in Shield (refer note 7). The shares were recorded at its fair value of $6.4 million on August 22, 2012, which was calculated based on the closing price of GBP 32.90 pence per share and an exchange rate of $1.57:1GBP.

An unrealized fair value loss of $1.5 million for the period ended September 30, 2012 is reported in the Consolidated Statements of Comprehensive Loss under other comprehensive loss and was calculated based on the closing price of GBP 25.25 pence per share and an exchange rate of $1.59:1GBP.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

9.	Financial assets at fair value through profit or loss

	September 30	December 31
	2012	2011
	$’000	$’000
Balance, beginning of the period	-	-
Addition – Shanta warrants received	3,182	-
Unrealized fair value loss	(1,155)	-
Foreign exchange	37	-
Balance, end of period	2,064	-

The Company received a further 12,368,584 warrants as remaining consideration for providing Shanta with the exclusive right to acquire the shares in Shield (refer note 7). The warrants are exercisable at GBP 35 pence per share, expire on August 22, 2015 and are carried at fair value.

10.	Long term debt

Non-current portion of long term debt

	September 30	December 31
	2012	2011
	$‘000	$‘000
Convertible debentures	-	97,669
Finance lease liabilities	-	71
Term loan I (note 10(a))	-	125,879
Term loan II (note 10(b))	-	38,456
	-	262,075

Current portion of long term debt

	September 30	December 31
	2012	2011
	$‘000	$‘000
Convertible debentures	129,873	843
Finance lease liabilities	78	2,902
Term loan I (note 10(a))	152,794	280
Term loan II (note 10(b))	42,566	16,346
	325,311	20,371

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

10.	Long term debt (continued)

The continuity of long term debt is as follows:

	September 30	December 31
	2012	2011
	$‘000	$‘000
Balance, beginning of the period	282,446	209,578
New debt	29,003	135,321
New leases	-	1,989
Lease written off	(474)	-
Transaction cost	(260)	(6,525)
Repayment of debt and interest	(23,499)	(94,010)
Settlement loss on senior secured notes	-	8,817
Amortized transaction cost	1,323	1,231
Interest expense	42,899	25,476
Foreign exchange	(6,127)	569
Balance, end of the period	325,311	282,446

(a) Term loan I

In December 2011, the Company restructured Term loan I, thereby increasing the facility to $152.6 million (US$150 million) and extending repayment to 2016. $132 million (US$130 million) of the restructured facility was drawn down on December 15, 2011, with the remaining $20 million (US$20 million) drawn down during the six months ended June 30, 2012.

The Company received emergency funding of $9 million (US$9.2 million) on September 21, 2012, under Term loan I, which was repaid upon first drawdown of the Debtor-in-Possession facility agreement (“DIP facility agreement”) in October 2012 and at an interest rate of 4.181% (1 week USD LIBOR of 0.181% plus 4% premium) (refer note 16(a)).

The Burnstone Property, its assets and certain subsidiary guarantees serve as security for the facility (refer note 7).

Term loan I currently has a maximum term of 5 years from the December 15, 2011 draw down with repayment of capital structured in 16 quarterly consecutive installments set to commence on March 15, 2013. The interest rate for Term loan I is linked to the US$ London interbank offered rate (“US$ LIBOR”) at a premium of 4% above US$ LIBOR and is fixed on a quarterly basis. The floating rate on September 30, 2012 is 4.38875% (USD LIBOR of 0.38875% plus 4% premium).

Operating and development activities were suspended at the Burnstone mine in early September 2012 which created a default under the loan agreement. Term loan 1 will be restructured or settled under the Business rescue proceedings of the South African subsidiary owing title to the Burnstone mine as well as the CCAA filing by the Company. As a result of the default the outstanding amounts have been disclosed as current.

Refer to note 11(a) and note 16(b) for details of the hedge structure entered into under the Term loan I agreement.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

10.	Long term debt (continued)

(b) Term loan II

Term loan II is being repaid in 14 remaining quarterly consecutive installments. The interest rate for Term loan II is linked to the US$ LIBOR at a premium of 3.75% above US$ LIBOR and is fixed on a quarterly basis. The floating rate on September 30, 2012 is 4.13875% (USD LIBOR of 0.38875% plus 3.75% premium).

The Hollister project and a surety signed by the Company serve as security for the loan (refer note 7).

Covenants on Term loan II were breached as a result of the Company failing to finance the Debt Service Reserve Account in September 2012. This loan will be restructured or refinanced as part of the Strategic review process the Company initiated under the CCAA filing. As a result of the default the outstanding amounts have been disclosed as current.

Refer to note 11(b) for details of the hedge structure entered into under the Term loan II agreement.

(c) Convertible debentures

An aggregate of $126.5 million principal amount of 8% senior unsecured convertible debentures at a price of $1,000 per Debenture were issued on November 12, 2009. The Debentures mature on November 30, 2014 (“the Maturity date”) and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year.

The fair value of the liability and equity components were calculated on issuance of the debentures. The fair value of the liability component, included in long term borrowings, was calculated using an estimated market related interest rate of 16.5%. The residual amount, representing the value of the equity component, is included in shareholders’ equity in contributed surplus.

Operating and development activities were suspended at the Burnstone mine in early September 2012 which created a default under the debenture agreement. The liability component, previously presented on the amortized cost basis, had to be increased to its fair value and the Company accordingly recorded interest of $22.9 million during Q3 2013. As a result of the default the outstanding amounts have been disclosed as current.

11.	Other liabilities

Non-current portion of other liabilities

	September 30	December 31
	2012	2011
	$‘000	$‘000
Zero cost collar program I (note 11(a))	-	17,834
Zero cost collar program II (note 11(b))	-	13,363
	-	31,197

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

11.	Other liabilities (continued)

Current portion of other liabilities

	September 30	December 31
	2012	2011
	$‘000	$‘000

Financial guarantee	432	2,165
Zero cost collar program I (note 11(a))	24,463	666
Zero cost collar program II (note 11(b))	15,006	219
	39,901	3,050

The continuity of other liabilities is as follows:

	September 30	December 31
	2012	2011
	$‘000	$‘000
Balance, beginning of the period	34,247	12,697
ZCC fair value upon inception	-	43,212
ZCC fair value upon novation	-	(18,295)
ZCC marked-to-market adjustments	8,315	(3,814)
Financial guarantee fair value adjustment	(1,690)	-
Foreign exchange	(971)	447
Balance, end of the period	39,901	34,247

(a) Zero cost collar program I

In connection with Term loan I (refer note 10(a)), the Company executed a zero cost collar hedge program for a total 165,474 gold ounces over a period of five years that commenced in January 2012.

The pricing and delivery dates of the put and call options are presented in note 11(d) below.

The marked-to-market movements until September 30, 2012 were calculated using an option pricing model with inputs based on the following assumptions:

	September 30	December 31
	2012	2011
Gold price (per ounce)	US$1,772	US$1,564
Risk free interest rate	0.23% - 0.57%	0.33% - 1.285%
Expected life	1 - 51 months	1 – 60 months
Gold price volatility	15.06% - 25.16%	20.35% - 32%

Gold delivery positions as at September 30, 2012:

	September 30	December 31
	2012	2011
Expired unexercised at no cost	13,782 ounces	Nil ounces
Delivered	Nil ounces	Nil ounces
Remaining positions	151,692 ounces	165,474 ounces

Refer to note 16(b) for details of early termination of the hedge.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

11.	Other liabilities (continued)

(b) Zero cost collar program II

In connection with Term loan II (refer note 10(b)), the Company executed a zero cost collar hedge program for a total 117,500 gold ounces over a period of four years that commenced in January 2012.

The pricing and delivery dates of the put and call options are presented in note 11(d) below.

The marked-to-market movements until September 30, 2012 were calculated using an option pricing model with inputs based on the following assumptions:

	September 30	December 31
	2012	2011
Gold price (per ounce)	US$1,772	US$1,564
Risk free interest rate	0.23% - 0.45%	0.33% - 1.06%
Expected life	1 - 39 months	1 - 48 months
Gold price volatility	15.06% - 24%	20.35% - 30.76%

Gold delivery positions as at September 30, 2012:

	September 30	December 31
	2012	2011
Expired unexercised at no cost	7,875 ounces	Nil ounces
Delivered	Nil ounces	Nil ounces
Remaining positions	109,625 ounces	117,500 ounces

(c) Classification

The fair values of the derivative instruments as of September 30, 2012 are as follows:

		Asset	Liability	Net
		derivatives	derivatives	derivatives

		Estimated	Estimated	Estimated
Derivatives not designated as hedging	Statement of financial	fair value	fair value	fair value
instruments	position classification	’000	’000	’000
Commodity contracts (gold) – ZCC 1	Current other liabilities	5,414	(29,877)	(24,463)
Commodity contracts (gold) – ZCC 2	Current other liabilities	973	(15,979)	(15,006)
		6,387	(45,856)	(39,469)

(d) Gold delivery positions

The Company’s gold delivery positions as at September 30, 2012 are as follows:

Put options

		2012	2013	2014	2015	2016	Total
	Strike price	AU oz	AU oz	AU oz	AU oz	AU oz	AU oz
ZCC – 1	$ 900	7,530	-	-	-	-	7,530
ZCC – 1	$ 950	-	28,506	-	-	-	28,506
ZCC – 1	$ 1,200	-	-	34,008	39,768	41,880	115,656
ZCC – 2	$ 1,050	2,625	36,000	36,000	35,000	-	109,625
		10,155	64,506	70,008	74,768	41,880	261,317

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

11.	Other liabilities (continued)

(d) Gold delivery positions (continued)

Call options

	Strike	2012	2013	2014	2015	2016	Total
	price	AU oz	AU oz	AU oz	AU oz	AU oz	AU oz
ZCC – 1	$ 1,890	3,765	14,253	17,004	19,884	20,940	75,846
ZCC – 1	$ 1,930	3,765	14,253	17,004	19,884	20,940	75,846
ZCC – 2	$ 1,930	2,625	36,000	36,000	35,000	-	109,625
		10,155	64,506	70,008	74,768	41,880	261,317

As a result of the default on the Term loans, the net hedge liabilities have been disclosed as current.

12.	Share capital

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b) Public offering, March and April 2012

The Company completed a public offering on March 30, 2012 whereby it issued 66,700,000 units (the “Units”) at a price of $0.75 per Unit. On April 5, 2012, the Company issued a further 10 million Units for proceeds of $7.5 million upon closing the offering’s overallotment.

Each Unit consisted of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of the Company.

Each Warrant entitles the holder thereof to purchase one Common Share at a price of $0.90 until expiry on March 30, 2014.

On the date of issuance, the fair value of the 38,352,500 warrants was estimated at $0.12 per warrant. The valuation was performed by using an option pricing model.

The Company paid the underwriters a fee of $2.9 million and incurred other share issue costs of approximately $0.79 million. Net proceeds of $49.5 million and $4.3 million have been recorded as share capital and warrants respectively.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

12.	Share capital (continued)

(c) Share option plan

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average	Number of options	average remaining life
	exercise price	(thousands)	(years)
Opening total at January 1	$1.97	17,958	2.22
Granted to employees	$0.95	12,490
Cancelled	$1.71	(20,270)
Replaced	$0.75	10,135
Expired	$1.82	(1,227)
Forfeited	$1.16	(7,312)
	$0.81	11,774	3.82

Directors, employees and certain consultants were allowed to cancel unexercised employee and non-employee stock options and receive new options equal to 50% of the cancelled options at an exercise price of $0.75 and vesting period of 24 months. The cancellation of these options was concluded on June 7, 2012.

The cancelled options were accounted for as cancellations in accordance with IFRS 2 where any carry forward cost not yet recognized was recognized immediately in the statement of operations. The new options issued were accounted for as modifications in accordance with IFRS 2, where the incremental value was recorded as additional cost measured by the difference between the fair value of the cancelled options calculated on the modification date and the value of the replacement options at the modification date. The amount is recognized over the vesting period of the replacement option. Any remaining compensation cost for as yet unvested cancelled options is also recognized over the new vesting period. In addition, approximately 5 million options were forfeited during the quarter ended September 30, 2012 as a result of the retrenchment of employees.

As at September 30, 2012, 2.7 million of the outstanding options were exercisable at an average exercise price of $1.01 per option and expiry dates ranging between March 26, 2013 and May 16, 2015.

On June 1, 2012, 677,766 out of plan options expired unexercised. These options were issued with the acquisition of mineral properties in 2008.

Costs previously recognized on options were, upon forfeiture, reversed through the current period’s consolidated statement of loss.

The exercise prices of all share purchase options granted during the three and nine months ended September 30, 2012 and 2011 were at or above the market price at the grant date.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

12.	Share capital (continued)

(c) Share option plan (continued)

Using an option pricing model with the assumptions noted below, the estimated fair value of options granted to employees which have been included in the consolidated statement of loss for the three and nine months ended September 30, 2012, is as follows:

	Three months ended September 30
	2012	2011
	$‘000	$‘000
Total compensation cost recognized, credited to contributed surplus	1,547	1,634
Compensation cost allocated to production cost	(395)	(621)
Share based payments expense	1,152	1,013

	Nine months ended September 30
	2012	2011
	$‘000	$‘000
Total compensation cost recognized, credited to contributed surplus	6,863	6,599
Compensation cost allocated to production cost	(2,935)	(2,475)
Compensation cost capitalized on Burnstone mine development	-	(96)
Share based payments expense	3,928	4,028

The weighted-average assumptions used to estimate the fair value of options granted during the respective periods were as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2012[1]	2011	2012	2011
Risk free interest rate	-	1.9%	1.79%	2.5%
Expected life	-	3 years	3.6 years	3.4 years
Expected volatility	-	80%	64.21%	81%
Expected dividends	-	Nil	Nil	Nil

1 No options were granted during the three months ended September 30, 2012

13.	Additional cash flow information

Supplementary information

	Three months ended September 30
	2012	2011
	$’000	$’000

Income taxes paid	-	1

Non-cash investing activities:
Depreciation capitalized to property, plant and machinery (note 7)	1,660	1,101
Fair value of stock options transferred to share capital from contributed surplus on options exercised	-	1,158
Fair value of warrants transferred to share capital on warrants exercised	-	2,260
Fair value of available-for-sale financial assets transferred from mineral properties (note 8)	6,384	-
Fair value of financial assets at fair value through profit or loss transferred from mineral properties (note 9)	3,182	-

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

13.	Additional cash flow information (continued)

Supplementary information (continued)

	Nine months ended September 30
	2012	2011
	$’000	$’000

Income taxes paid	-	3

Non-cash investing activities:
Depreciation capitalized to property, plant and machinery (note 7)	5,123	3,419
Accrued interest capitalized to property, plant and machinery (note 7)	-	2,515
Share based compensation capitalized (refer note 12(c))	-	96
Fair value of available-for-sale financial assets transferred from mineral properties (note 8)	6,384	-
Fair value of financial assets at fair value through profit or loss transferred from mineral properties (note 9)	3,182	-

Non-cash financing activities:
Fair value of stock options transferred to share capital from contributed surplus on options exercised	-	2,732
Fair value of warrants transferred to share capital on warrants exercised	-	6,063

14.	Segment disclosure

The Company operates in reportable operating segments to deliver on its strategy to explore, develop and exploit mineral properties. Management has determined the operating segments based on the reports reviewed by the Company's Chief Operating Decision Maker ("CODM") that are used to make strategic decisions. The Company's CODM at the date of filing these interim consolidated financial statements is its interim Chief Executive Officer.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

14.	Segment disclosure (continued)

Segment statement of income – three months ended September 2012

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000
Revenue	31,097	7,339	-	-	38,436
Cost of operations
Production cost	(24,565)	(9,860)	-	-	(34,425)
Depletion charge	(1,982)	(45)	-	-	(2,027)
Depreciation charge	(1,516)	(1,448)	-	-	(2,964)
Expenses
Exploration expenses	(1,282)	(71)	(219)	-	(1,572)
Pre-development expenses	(5,033)	-	-	-	(5,033)
Corporate and administrative cost	-	(11)	(1)	(1,261)	(1,273)
Environmental impact study	(397)	-	-	-	(397)
Foreign exchange gain (loss)	-	57	32	5,172	5,261
Salaries and compensation
Salaries and wages	-	-	-	(598)	(598)
Share based compensation	-	-	-	(1,152)	(1,152)
Severance cost	-	(6,180)	-	(727)	(6,907)
Professional fees	-	-	-	(3,617)	(3,617)
Loss from operating activities	(3,678)	(10,219)	(188)	(2,183)	(16,268)
Interest expense	(1,446)	(2,001)	-	(27,467)	(30,914)
Interest income	-	356	-	19	375
Net interest expense	(1,446)	(1,645)	-	(27,448)	(30,539)
Loss from operating activities after net interest	(5,124)	(11,864)	(188)	(29,631)	(46,807)
Impairment of loan due from related party	-	-	-	(2,395)	(2,395)
Impairment of mineral property	-	-	(24,746)	-	(24,746)
Loss on derivative instruments – net	(5,224)	(8,820)	(1,155)	-	(15,199)
Loss before income taxes	(10,348)	(20,684)	(26,089)	(32,026)	(89,147)
Income tax expense	(459)	-	-	-	(459)
Net loss for the period	(10,807)	(20,684)	(26,089)	(32,026)	(89,606)

1 Corporate entities

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

14.	Segment disclosure (continued)

Segment statement of income – three months ended September 2011

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000
Revenue	35,753	10,920	-	-	46,673
Cost of operations
Production cost	(14,481)	(15,484)	-	-	(29,965)
Depletion charge	(1,174)	(233)	-	-	(1,407)
Depreciation charge	(894)	(4,136)	-	-	(5,030)
Expenses
Exploration expenses	(852)	(94)	(314)	-	(1,260)
Pre-development expenses	(6,287)	-	-	-	(6,287)
Corporate and administrative cost	-	-	(18)	(1,948)	(1,966)
Environmental impact study	(722)	-	-	-	(722)
Foreign exchange (loss) gain	-	-	5	(5,110)	(5,105)
Salaries and compensation
Salaries and wages	-	-	-	(1,918)	(1,918)
Share based compensation	-	-	-	(1,013)	(1,013)
Profit (loss) from operating activities	11,343	(9,027)	(327)	(9,989)	(8,000)
Interest expense	(598)	(1,079)	-	(4,303)	(5,980)
Interest income	-	316	-	80	396
Net interest expense	(598)	(763)	-	(4,223)	(5,584)
Profit (loss) from operating activities after net interest	10,745	(9,790)	(327)	(14,212)	(13,584)
Loss on derivative instruments – net	(10,357)	(9,457)	-	-	(19,814)
Profit (loss) before income taxes	388	(19,247)	(327)	(14,212)	(33,398)
Income tax expense	(589)	-	-	-	(589)
Net loss for the period	(201)	(19,247)	(327)	(14,212)	(33,987)

1 Corporate entities

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

14.	Segment disclosure (continued)

Segment statement of income – nine months ended September 2012

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000
Revenue	77,261	26,919	-	-	104,180
Cost of operations
Production cost	(54,149)	(39,541)	-	-	(93,690)
Depletion charge	(4,072)	(152)	-	-	(4,224)
Depreciation charge	(3,479)	(4,886)	-	-	(8,365)
Expenses
Exploration expenses	(5,173)	(260)	(858)	-	(6,291)
Pre-development expenses	(14,784)	-	-	-	(14,784)
Corporate and administrative cost	-	(57)	(59)	(4,203)	(4,319)
Environmental impact study	(1,279)	-	-	-	(1,279)
Foreign exchange gain (loss)	-	149	27	4,662	4,838
Salaries and compensation
Salaries and wages	-	-	-	(5,173)	(5,173)
Share based compensation	-	-	-	(3,928)	(3,928)
Severance cost	-	(6,180)	-	(727)	(6,907)
Professional fees	-	-	-	(3,617)	(3,617)
Loss from operating activities	(5,675)	(24,008)	(890)	(12,986)	(43,559)
Interest expense	(3,212)	(5,642)	-	(36,423)	(45,277)
Interest income	-	1,163	-	60	1,223
Net interest expense	(3,212)	(4,479)	-	(36,363)	(44,054)
Loss from operating activities after net interest	(8,887)	(28,487)	(890)	(49,349)	(87,613)
Impairment of loan due from related party	-	-	-	(6,395)	(6,395)
Impairment of mineral properties	-	-	(24,746)	-	(24,746)
Loss on derivative instruments – net	(1,911)	(4,523)	(1,155)	-	(7,589)
Loss before income taxes	(10,798)	(33,010)	(26,791)	(55,744)	(126,343)
Income tax expense	(3,023)	-	-	-	(3,023)
Net loss for the period	(13,821)	(33,010)	(26,791)	(55,744)	(129,366)

1 Corporate entities

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

14.	Segment disclosure (continued)

Segment statement of income – nine months ending September 2011

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000
Revenue	106,948	22,806	-	-	129,754
Cost of operations
Production cost	(46,559)	(26,374)	-	-	(72,933)
Depletion charge	(3,894)	(503)	-	-	(4,397)
Depreciation charge	(2,880)	(9,348)	-	-	(12,228)
Expenses
Exploration expenses	(6,350)	(301)	(9530	-	(7,604)
Pre-development expenses	(13,712)	-	-	-	(13,712)
Corporate and administrative cost	-	-	(324)	(6,094)	(6,418)
Environmental impact study	(1,647)	-	-	-	(1,647)
Foreign exchange (loss) gain	-	-	(7)	(1,921)	(1,928)
Salaries and compensation
Salaries and wages	-	-	-	(6,428)	(6,428)
Share based compensation	-	-	-	(4,028)	(4,028)
Profit (loss) from operating activities	31,906	(13,720)	(1,284)	(18,471)	(1,569)
Interest expense	(1,410)	(3,594)	-	(12,173)	(17,177)
Interest income	-	1,024	-	165	1,189
Net interest expense	(1,410)	(2,570)	-	(12,008)	(15,988)
Profit (loss) from operating activities after net interest	30,496	(16,290)	(1,284)	(30,479)	(17,557)
(Loss) profit on derivative instruments – net	(20,034)	(7,168)	-	(8,817)	(36,019)
Profit (loss) before income taxes	10,462	(23,458)	(1,284)	(39,296)	(53,576)
Income tax expense	(1,803)	-	-	-	(1,803)
Net profit (loss) for the period	8,659	(23,458)	(1,284)	(39,296)	(55,379)

Refined precious metals were sold to RK Mine Finance Trust I (“RK Mine”) under the terms of an off-take agreement.

Statement of financial position

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
September 30, 2012	$’000	$’000	$’000	$’000	$’000

Total assets	168,636	631,646	17,977	9,072	827,331

Total liabilities	104,199	223,606	107	135,944	463,856

1 Corporate entities

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

14.	Segment disclosure (continued)

Statement of financial position (continued)

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
December 31, 2011	$’000	$’000	$’000	$’000	$’000

Total assets	180,682	613,772	45,392	10,464	850,310

Total liabilities	100,198	174,941	19	103,584	378,742

1 Corporate entities

Additions to non-current assets2

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000

September 30, 2012	4,902	86,771	-	59	91,732

December 31, 2011	7,353	143,641	(117)	89	150,966

1 Corporate entities
2 Additions to non-current assets exclude financial instruments and deferred tax assets

15.	Liquidity

The operational performance from the Nevada and South African operations resulted in a working capital deficit of approximately $23 million on June 30, 2012. The Board of Directors initiated a review process in August 2012 to consider a range of strategic alternatives with a view to preserving and enhancing shareholder value in light of the continuing financial challenges. Strategic alternatives are likely to include, but are not limited to, the sale of all or a portion of the Company's assets, a merger or other business combination transaction involving a third party acquiring all of the Company, a capital raising, recapitalization, reorganization, or restructuring of the Company, as well as continued execution of the Company's existing business plan, or some combination of these alternatives.

The Company has secured from its existing bank lenders a $35 million working capital loan which was approved as a DIP loan by order of the British Columbia Supreme Court pursuant to the CCAA filing made on September 19th, 2012. The DIP Loan is a post-commencement financing under the business rescue provisions of the South African Companies Act which commenced September 14, 2012. CCAA is a Canadian insolvency statute which will allow the Company a period of time to complete its Strategic Review process. The DIP Loan proceeds is being used, subject to the concurrence of a business rescue practitioner in South Africa and KPMG LLP, the CCAA-appointed monitor in Canada, to affect an orderly suspension of operations at Burnstone, ongoing care and maintenance of Burnstone assets, and for working capital at Hollister.

In assessing whether the Company was a going concern management was cognizant of the CCAA and Business rescue proceedings initiated during the quarter.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

15.	Liquidity (continued)

These proceedings allow the Company the time it requires to complete its Strategic review process which will provide the required information to assess the going concern status of the Company. Available in-house valuations of the Company’s assets currently indicate excess value to the liabilities of the Company. As part of the Strategic review process potential investors or bidders for the Company assets is being sought which will provide accurate evidence of arms length market valuation of the assets. The Company is also updating the Mineral resource and reserves for the Burnstone property which will provide the basis for an updated valuation based on a discounted cash flow model. The outcome of the market value indication as well as the updated discounted cash flow valuation will provide management with evidence to re-evaluate the going concern status of the Company at December 31, 2012.

16.	Subsequent events

Subsequent to September 30, 2012

(a) Debtor-in-possession Loan Agreement

The Company executed the DIP loan agreement on October 3, 2012. $14 million (US$14.3 million) of the $34.4 million (US$35 million) DIP facility was drawn down on October 3, 2012. $9.1 million (US$9.3 million) of the proceeds repaid the emergency funding, plus accrued interest, advanced on September 21, 2012 under Term loan I (refer note 10(a)). A further $5.4 million (US$5.5 million) was drawn down on October 23, 2012. An additional $24 million (US$24.5 million) remains available for future draw down on November 12, 2012.

The $34.4 million (US$35 million) DIP facility has a term of 6 months with the option to extend for 3 months. The interest rate for the DIP facility is linked to the US$ LIBOR at a premium of 10% above US$ LIBOR and is fixed on a weekly basis.

The Burnstone and Hollister Properties, its assets and certain subsidiary guarantees serve as security for the facility (refer note 7).

(b) Early termination of zero cost collar hedge program I

On October 3 and 5, 2012, the Company received notice of early termination of all transactions outstanding under ZCC I. This hedge structure was terminated at a realized loss of approximately $25.4 million (U$25.9 million) as a result of the default under the Term loan I agreement. The realized liability has been added to the outstanding principal value of Term loan I. The fair value of the liability was valued at $24.5 million (U$24.9 million) at September 30, 2012 (refer note 11(a)).

(c) Related party transaction

Following negotiations between the Company, Tranter and Investec, a Term sheet was agreed to during late April 2012 setting out the mutually beneficial proposal whereby the Company provides Tranter with further financial assistance over a period of 18 months to enable them to meet their proposed restructured loan repayment obligations to Investec and thereby remove their current breach on the loan agreement.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011

16.	Subsequent events (continued)

(c) Related party transaction (continued)

In terms of the proposal Investec will remove all cash margin requirements and also restructure the repayment in such a manner that the required assistance from the Company does not impact on its short term cash requirements. The parties are currently working on finalizing the legal agreements and obtaining the required approvals to enter into the binding legal agreements. Finalization of this restructured financial support is being delayed as a result of the strategic review process the Company has initiated.

Refer to note 6 for information on the loan advanced to Tranter.